SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13d
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                            (AMENDMENT NO._________)*

                             TELEHUBLINK CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   87942L 10 1
                                  ------------
                                 (CUSIP Number)

                            JAMES MARTIN KAPLAN, ESQ.
                        BLANK ROME TENZER GREENBLATT LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                JANUARY 27, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 87942L 10 1                                      PAGE 2 OF 6 PAGES
---------------------                                      ---------------------

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Panos Lekkas

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                          PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]


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6                      CITIZENSHIP OR PLACE OF ORGANIZATION

                            Belgium

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                       7      SOLE VOTING POWER

      NUMBER OF               1,751,345
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER
        EACH
      REPORTING               Not applicable
       PERSON
        WITH           ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                              1,751,345

                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                               Not applicable

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,751,345

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%

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14       TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 2 of 6 Pages

Item 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of TeleHubLink Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 24 New England Executive Park, Burlington, Massachusetts 01803.

Item 2.  IDENTITY AND BACKGROUND.

(a) - (c) and (f)

                  This statement is being filed on behalf of Panos Lekkas (the "Reporting Person"). The address of the Reporting Person is 83 Bjorklund Avenue,Worcester, Massachusetts 01605. The Reporting Person's principal occupation is Chief Technology Officer of the Company.

(d) and (e)

                  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As of January 27, 2000, the Reporting Person held 1,751,345 shares of common stock ("WEC Common Stock") of wirelessEncryption.com, Inc., a privately-held Massachusetts corporation ("WEC"). Pursuant to an Agreement dated as of January 27, 2000 among the Company, WEC and the shareholders of WEC, the Company acquired from the WEC shareholders all of the outstanding shares of WEC Common Stock, in consideration for which the Company issued to each WEC shareholder one (1) share of Common Stock for each share of WEC Common Stock held by such shareholder (the "Transaction"). Accordingly, in connection with the Transaction, the Reporting Person acquired 1,751,345 shares of Common Stock.

                  The Reporting Person acquired the shares of WEC Common Stock held by him as of January 27, 2000 from his personal funds.


                               Page 3 of 6 Pages

Item 4.  PURPOSE OF TRANSACTION.

                  The Reporting Person has acquired the Common Stock for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for the Reporting Person to acquire or dispose of Common Stock, and other business opportunities available to the Reporting Person, and other relevant factors, the Reporting Person may in the future take such actions with respect to his holdings in the Company's Common Stock as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Person, either in a sale of Common Stock in the open market or the sale of Common Stock in privately negotiated transactions to one or more purchasers.

         Except as described above, the Reporting Person has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of

                               Page 4 of 6 Pages
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) The Reporting Person beneficially owns 1,751,345 shares of Common Stock, which shares represent approximately 6.6% of the issued and outstanding shares of Common Stock.

                  The Reporting Person has sole power to vote or direct the vote of 1,751,345 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,751,345 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

                  (c) Except for the acquisition of shares of Common Stock as described elsewhere herein, no transactions in Common Stock were effected by the Reporting Person during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

                  (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from the shares of Common Stock beneficially owned by the Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

                  (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as set forth herein, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None


                               Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      DATE: March 23, 2000

                                      /s/ PANOS LEKKAS
                                      ------------------------
                                          Panos Lekkas



                               Page 6 of 6 Pages